Exhibit 10.26

EMPLOYMENT AGREEMENT

This Agreement is made as of July 14, 2000 between **Onset Capital Corporation** ("Onset") and **Joseph LaLeggia** (the "Executive") to set out the terms and conditions upon which Onset will employ the Executive and the Executive will be employed by Onset.

In consideration of the mutual promises contained in this Agreement, Onset and the Executive agree as follows:

DEFINITIONS

1.   In this Agreement:

a)   "Affiliate" means any holder of common or preferred shares of Onset ("Shareholder") and:

      (i)   a Person that is directly or indirectly Controlled by that Shareholder;

      (ii)   if the Shareholder is a corporation, any Person who Controls that corporate Shareholder; and

      (iii)   if the Shareholder is a corporation, every other Person Controlled by any Person who Controls that corporate Shareholder;

b)   "Agreement" means this agreement, including all amendments to this agreement and all schedules to this agreement;

c)   "Change of Control" means, with respect to Onset, an occurrence whereby Irwin Financial Corporation ceases to hold, directly or indirectly, more than 50% of the voting shares of capital stock of Onset.

d)   "Confidential Information" means all information or knowledge related to the products, sales, services, policies and business of Onset. It includes, without limiting the generality of this definition, all customers or contact lists, all information related to the nature and custom of Onset's business or the names and requirements of its customers or potential customers, all analyses, data, intellectual property, programs, projections, procedures, processes, research and techniques arising or resulting from or otherwise having to do with the business and affairs of Onset, its clients, its relationships with third parties, its systems and strategies;

e) "Control" means, with respect to any Person, the right or power to elect or appoint directly or indirectly a majority of the directors of such Person (if such Person is a corporation) or other individuals who have the right to manage or supervise the management of the business and affairs of such Person.

f) "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization or any other entity.

EMPLOYMENT

2. The Executive represents to Onset that he has the required skills and experience to perform the duties and exercise the responsibilities required of him under this Agreement.

3. Onset agrees to employ the Executive as the President of Onset.

4. The Executive agrees to serve Onset as its President upon the terms and subject to the conditions set out in this Agreement.

5. The employment will start on July 14, 2000.

6. The precise duties and responsibilities of the Executive will be determined by the Board of Directors of Onset from time to time. Generally, the Executive's duties will be consistent with the duties and responsibilities of the chief executive officer of a corporation charged with the direction and overall management of Onset's business operations. In carrying out his duties and responsibilities, the Executive will report to the Board of Directors and will comply with all lawful and reasonable instructions as may be given to him by the Board of Directors from time to time.

7. The Executive will carry out his duties within the municipal boundaries of the City of Vancouver, British Columbia or in such other area as the Executive and Onset may agree.

8. The Executive acknowledges that the effective performance of his duties requires the highest level of integrity and Onset's complete confidence in the Executive and in his relationship with the other executives and employees of Onset and with all other persons dealt with by the Executive in the course of his employment.

EXCLUSIVE SERVICE

9. During the term of his employment, the Executive will:

a) at all times faithfully, industriously and to the best of his abilities serve Onset;

b) devote his full time, skill, labour and attention to his duties and to Onset's interests; and

c) act at all times with the utmost integrity and in Onset's best interests.

10. During the term of his employment, the Executive will not, in any manner or capacity, promote, undertake or carry on any other business than that described in this Agreement. The Executive may, however, serve in any capacity in other organizations that the Executive and the Board of Directors of Onset believe are in the best interest of Onset.

11. The duties and responsibilities of the Executive will require the full time of the Executive. The hours of work involved will vary and be irregular and are those hours required to meet the objectives of the employment. The Executive acknowledges that this clause constitutes agreement to work such hours where such agreement is required by legislation.

REMUNERATION AND BENEFITS

12. For his services under this Agreement, the Executive will be paid:

    a) a base salary (annual paid salary) of $230,000 CND. Salary payments in the amount of $9,583.33 CND, less applicable deductions, each shall be made by Onset to the Executive twice monthly on or before the 15th day of each month and the last day of each month, in arrears. The Board of Directors will review the Executive's base salary on an annual basis and adjust as the Board deems appropriate; provided, however, that the Executive's annual base salary shall in no event be reduced, in connection with such review and adjustment, to a level lower than the then current annual base salary of the Executive without the consent of the Executive.

    b) an annual target bonus of 50% to a maximum of 100% of the Executive's base salary based upon Onset's profit from operations in a given fiscal year in accordance with criteria established from time to time by the Board of Directors. The bonus will be paid on the first day of the second month following the release of Onset's pro forma financial statements reflecting Onset's results of operations for that fiscal year.

    c) a car allowance of $500 CND per month toward the operation of one vehicle, plus reimbursement to the Executive for fuel, repair and insurance premiums for the vehicle.

13. The Executive will be reimbursed for all reasonable and documented traveling expenses incurred on behalf of Onset as well as all other reasonable and documented expenses incurred during his conduct of business on behalf of Onset. Payment will be made within 10 days of receipt by Onset of an accounting of the expenses together with all supporting invoices.

16. Onset will provide the Executive with other benefits as determined from time to time by the Board of Directors.

17. The Executive will be entitled to participate in all discretionary benefit plans as may be offered to Onset's executives from time to time subject only to applicable law and the eligibility requirements of those plans.

VACATION

18.   The Executive is entitled to 4 weeks annual paid vacation each year, plus 4 scheduled holidays and 4 floating holidays annually during the term of this Agreement. The timing and the length of vacation periods will be as agreed by the Executive and Onset, acting reasonably. Any vacation not taken during any year will be carried over and may be taken in any subsequent year or, at the option of the Chairman of the Board, Onset will provide pay in lieu of such accrued vacation.

19.   The Executive may also take such periods of unpaid leave from time to time as may be agreed between the Executive and Onset.

CONFIDENTIAL INFORMATION

20.   During the performance of his duties, the Executive will acquire Confidential Information about the business and affairs of Onset, its clients, relationships with third parties, systems and strategies and about the business and affairs of Onset's individual and corporate clients.

21.   The Executive acknowledges that all such Confidential Information is the exclusive property of Onset.

22.   The Executive covenants to treat all Confidential Information confidentially and to neither disclose any of the Confidential Information to any third party nor to make any personal use of any of that Confidential Information either during or after the term of employment, except as may be required to fulfill his duties on behalf of Onset or as may be required at law.

23.   The provisions of this section will not apply to any Confidential Information that is or that becomes common knowledge or obsolete through no act or failure of the Executive.

24.   The provisions of this section will survive the termination of this Agreement.

TERMINATION

25.   The Executive's employment under this Agreement may be terminated:

a)   by the Executive by giving not less than 1 month's written notice to Onset or such shorter period as may be agreed to by Onset in writing;

b)   by Onset by giving not less than 1 month's written notice to the Executive (or pay in lieu of the notice period);

c)   by Onset, effective immediately upon written notice to the Executive, for just cause including, but not limited to, a material breach by the Executive of the provisions of this Agreement;

d) by the Executive for just cause including, but not limited to, a material breach by Onset of the provisions of this Agreement if Onset does not cure the breach within 30 days after receiving written notice from the Executive specifying the breach;

e) by Onset, immediately upon receipt of notice, if the Executive is, because of illness or injury, unable to carry out his duties and responsibilities as President of Onset under this Agreement for any consecutive period of 60 days within any 3-month period (excluding any agreed periods of unpaid leave);

f) by the Executive, immediately upon receipt of notice, upon:

    i) a Change of Control of Onset; or

    ii) a sale or other disposition of all or substantially all of the assets of Onset to any Person; or

    iii) a change in the terms, conditions or duties of his employment that significantly reduces his salary, bonus entitlement, level of responsibility, or position in the corporate hierarchy or that changes the place in which he carries out his duties by more than 25 miles; or

g) immediately and without notice, upon the death of the Executive.

26. In calculating the period of notice, the day upon which the notice is received will not be included. The termination will be effective as at 11:59 p.m. on the last day of the notice period whether or not the Executive has ceased to carry out his responsibilities and duties under this Agreement before that date.

27. The giving of notice or the payment of severance pay by Onset to the Executive shall not prevent Onset from alleging cause for the termination.

28. Notwithstanding the Executive's rights to severance in Section 31, the Executive's entitlement to base salary will be pro-rated to the date of termination. Bonuses will be paid in accordance with incentive compensation plans established from time to time by the Board of Directors.

29. The Executive authorizes Onset to deduct from any payment due to the Executive at any time, including from a termination payment, any amounts owing to Onset by the Executive.

30. Immediately upon giving or receiving notice of termination, the Executive will resign his position as an officer and, if applicable, as a director, of Onset and all other corporations to which he was appointed or elected an officer or director because of his employment by Onset. The Executive irrevocably appoints the Chairman of the Board of Directors of Onset from time to time his attorney with full power and authority to sign and deliver all resignations necessary to fulfill the intent of this paragraph on the Executive's behalf.

31.   In the event the Executive's employment terminates under Section 25(b), (d) or (f), and in consideration of the Executive's execution and delivery at that time of a written affirmation of the covenants set forth in Section 32 in form and substance satisfactory to Onset, he will receive a lump-sum severance payment within 30 days of termination calculated in accordance with the provisions set forth in this Section 31, in each case net of applicable deductions. If notice of termination occurs during:

Year 1:   12 months' of the Executive's annual base salary in effect at the time of notice of termination;

Year 2:   1.5 times the sum of the Executive's annual base salary in effect at the time of notice of termination, plus the Executive's annual target bonus established for the fiscal year in which such termination occurs;

Year 3:   1.5 times the sum of the Executive's base salary in effect at the time of notice of termination, plus the Executive's annual target bonus established for the fiscal year in which such termination occurs;

Year 4 and beyond: 1.5 times the sum of the Executive's base salary in effect at the time of notice of termination, plus the average of the Executive's annual target bonus paid in respect of the previous 2 fiscal years ended prior to the date of termination.

Each "Year" for purposes of this provision shall be deemed to commence on July 14 of a given calendar year and end on July 13 of the following year (e.g., Year 1 commences on the date of this Agreement and expires on July 13, 2001).

The level of the annual target bonus shall be determined from time to time by the Board of Directors of Onset.

The Executive shall receive compensation for accrued but unused vacation time. He shall also receive medical and disability coverage for 18 months from the date of termination at his same contribution rate in effect immediately prior to termination.

In the event (a) the Executive's employment terminates under Section 25(f)(i) or Section 25(f)(ii) and (b) the Executive enters into an Onset Relationship at any time during the period from the date of his termination through 18 months after that date, the Executive shall, upon entering into such Onset Relationship, immediately: (x) notify Irwin Financial Corporation of such Onset Relationship, and (y) if such Onset Relationship involves the Executive's being employed or engaged by, or otherwise providing services, advice or direction to or for the benefit of Onset as its President, Chairman, chief executive officer or in any other capacity similar to his current capacity with Onset, pay to Irwin Financial Corporation the Refund Amount. It is understood that the Executive's payment of the

Refund Amount shall be treated for all purposes as a repayment of salary, and that the Executive will thereupon be entitled to deduct in full the Refund Amount on the appropriate income tax and benefit returns in accordance with applicable laws and regulations. For the purposes of this Section 31 and Section 32, the following definitions shall apply:

    (i)   References to "Onset" shall be deemed to include Onset Capital Corporation or any direct or indirect successor or assignee of Onset Capital Corporation;

    (ii)   An "Onset Relationship" means the Executive's being employed by, being engaged by, providing services, advice or direction to or for the benefit of, or obtaining Control of, Onset in any capacity (such capacity to include without limitation being an owner, employee, officer, director, consultant, advisor or independent contractor); and

    (iii)   The "Refund Amount" shall be calculated as follows:

$$X = Y \left[\frac{547 - Z}{547} \right]$$

Where:

X equals the Refund Amount;

Y equals the gross severance amount paid to the Executive; and

Z equals the number of days elapsed between the date of the Executive's termination and the date on which he entered into an Onset Relationship following such termination.

32.   Executive agrees that, in the event a severance payment is made to Executive pursuant to Section 31, any amounts so paid (together with amounts paid pursuant to Section 13 in respect of expenses incurred through the date of termination and Section 28 in respect of base salary pro-rated to the date of termination) shall be in full satisfaction of any and all obligations that Onset may owe to the Executive at such time or thereafter, and, in consideration of the payment of those amounts, Executive (i) waives any claims against Onset for any additional amounts or other obligations or liabilities and (ii) releases and forever discharges Onset and its officers, directors, agents, employees and Affiliates from any and all charges, claims, and causes of action of every kind which he has at the time of termination, or may in the future have, relating to the compensation to be paid to Executive at such time or relating to his employment with Onset or the termination thereof (it being understood that such waiver and release shall not apply to claims that are unrelated to compensation, employment or the termination thereof, including any such claims arising under any shareholder agreement to which Executive is a party related to his direct or indirect ownership in Onset). Executive acknowledges that this waiver and

release is intended to avoid any possible lawsuit or complaint concerning amounts, obligations or liabilities (other than those payable pursuant to Sections 13, 28 and 31 hereof) that Executive may claim are owed to him by Onset at the time of his termination or concerning any other matters relating to his employment with Onset or the termination thereof.

MISCELLANEOUS

33. This Agreement may not be assigned by Onset to any Affiliate of Onset without the prior written consent of the Executive (it being understood that this Agreement may be assigned by Onset without Executive's consent to any successor or assign of Onset who agrees to be bound by the terms hereof). This Agreement involves the personal services of the Executive and may not be assigned by the Executive.

34. This Agreement, including any written affirmation deliverable pursuant to Section 31, sets out all of the agreement between Onset and the Executive with respect to the employment of the Executive by Onset. There are no warranties, representations, terms, conditions or other agreements, express, implied or statutory, that are not stated in this Agreement. Any and all previous agreements, written or oral, expressed or implied, between Onset and the Executive or on their behalf relating to the employment of the Executive by Onset are terminated and cancelled. Each of Onset and the Executive releases and forever discharges the other of and from all manner of actions, causes of action, claims, demands whatsoever under or in respect of any such previous agreements.

35. This Agreement may only be amended in writing signed by both Onset and the Executive.

36. If any part, provision or any portion of any part or provision in this Agreement is found to be void or unenforceable by a court of competent jurisdiction, the remaining provisions, or parts, will remain in full force and effect.

37. Any notice to the Executive shall be delivered to the Executive personally or sent by registered or certified mail, overnight delivery by a nationally recognized carrier or facsimile to the Executive's last known address or facsimile number. Any notice to Onset shall be sent by registered or certified mail, overnight delivery by a nationally recognized carrier or facsimile to the Chairman of the Board of Directors of Onset at Onset's then current head office address or facsimile number. Any notice given by mail shall be deemed to have been given 48 hours after the time it is posted.

38. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia.

39. This Agreement will continue to benefit and to bind the Executive, Onset and their respective heirs, executors, administrators, successors and permitted assigns. Irwin Financial Corporation shall be a third party beneficiary with respect to Section 31 of this Agreement.

40. The Executive acknowledges that Onset has advised him to obtain independent legal advice to ensure that he understands his rights and his obligations under this Agreement.

41. Both the Executive and Onset acknowledge that this Agreement is intended to be a legally binding contract enforceable in accordance with its terms.

[signature page follows]

TO WITNESS their agreement, Onset and the Executive have duly executed this Agreement as of the date first above written.

Onset Capital Corporation
Corporation De Financement Onset   **The Executive:**

By:_/s/ Thomas D. Washburn   /s/ Joseph LaLeggia
     Thomas D. Washburn   Joseph LaLeggia
     Chairman